CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED
JUNE 30, 2012

(Unaudited)

(Expressed in thousands of Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Statements of Loss
Expressed in thousands of Canadian dollars, except per share data
		Three months ended		Six months ended
			June 30		June 30
	Note	2012	2011	2012	2011
		$ '000	$ '000	$ '000	$ '000

Revenue		32,371	56,738	65,744	83,081

Cost of operations
Production cost		(30,165)	(29,272)	(57,236)	(42,968)
Depletion charge		(1,137)	(1,856)	(2,197)	(2,990)
Depreciation charge		(4,043)	(5,984)	(7,430)	(7,198)

Expenses
Exploration expenses		(2,605)	(3,443)	(4,719)	(6,344)
Pre-development expenses		(5,009)	(3,686)	(9,751)	(7,425)
Corporate and administrative cost		(1,466)	(2,170)	(3,046)	(4,452)
Environmental impact study		(362)	(488)	(882)	(925)
Foreign exchange (loss) gain - net		(3,332)	714	(423)	3,177
Salaries and compensation
Salaries and wages		(2,136)	(2,171)	(4,575)	(4,510)
Share based payments expense	10 (c)	(1,757)	(1,574)	(2,776)	(3,015)
(Loss) profit from operating activities		(19,641)	6,808	(27,291)	6,431
Interest expense		(7,272)	(6,126)	(14,363)	(11,197)
Interest income		426	404	848	793
Net interest expense		(6,846)	(5,722)	(13,515)	(10,404)
(Loss) profit from operating activities after net interest		(26,487)	1,086	(40,806)	(3,973)
Impairment of loan due from related party	6	(1,377)	–	(4,000)	–
Profit (loss) on derivative instruments - net		8,108	(1,373)	7,610	(16,205)
Loss before income taxes		(19,756)	(287)	(37,196)	(20,178)
Income tax expense		(2,234)	(764)	(2,564)	(1,214)
Net loss for the period		(21,990)	(1,051)	(39,760)	(21,392)

Basic and diluted loss per share		(0.04)	(0.00)	(0.08)	(0.05)

Weighted average number of common shares outstanding (thousands)		551,997	454,559	514,231	443,155

The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Comprehensive Loss
Expressed in thousands of Canadian dollars
	Three months ended		Six months ended
		June 30		June 30
	2012	2011	2012	2011
	$ '000	$ '000	$ '000	$ '000

Net loss for the period	(21,990)	(1,051)	(39,760)	(21,392)

Other comprehensive loss
Cumulative translation adjustment	(25,300)	(3,307)	(6,346)	(29,956)
Other comprehensive loss for the period	(25,300)	(3,307)	(6,346)	(29,956)

Comprehensive loss for the period	(47,290)	(4,358)	(46,106)	(51,348)

The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Financial Position
Expressed in thousands of Canadian dollars
		June 30	December 31
	Note	2012	2011
		$ '000	$ '000
Assets
Current assets
Cash and cash equivalents		16,655	25,749
Trade and other receivables		7,075	14,060
Inventories	5	31,032	19,694
Other current assets		981	2,404
		55,743	61,907
Non-current assets
Inventories	5	7,603	7,998
Loan due from related party	6	2,143	3,784
Property, plant and equipment	7	765,276	720,213
Other assets		6,135	5,327
Deferred income tax assets		51,136	51,081
Total assets		888,036	850,310

Liabilities
Current liabilities
Trade and other payables		77,548	56,038
Current portion of long term debt	8	24,221	20,371
Current portion of other liabilities	9	3,240	3,050
		105,009	79,459
Non-current liabilities
Long term debt	8	268,929	262,075
Other liabilities	9	23,451	31,197
Site reclamation obligations		6,023	6,011
Total liabilities		403,412	378,742

Equity
Share capital	10 (b)	883,165	833,643
Warrants	10 (b)	4,324	-
Contributed surplus		88,653	83,337
Accumulated other comprehensive loss		(80,110)	(73,764)
Deficit		(411,408)	(371,648)
Total equity		484,624	471,568

Total liabilities and equity		888,036	850,310

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Lou van Vuuren	/s/ Ronald W. Thiessen
Lou van Vuuren	Ronald W. Thiessen
Interim Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Changes in Equity
For the six months ended June 30, 2012 and 2011
Expressed in thousands of Canadian dollars

				Accumulated
				other
			Contributed	comprehensive
	Share capital	Warrants	surplus	loss	Deficit	Total
	$'000	$'000	$'000	$'000	$'000	$'000

Balance - January 1, 2012	833,643	-	83,337	(73,764)	(371,648)	471,568
Comprehensive loss for the period	-	-	-	(6,346)	(39,760)	(46,106)
Net loss for the period	-	-	-	-	(39,760)	(39,760)
Other comprehensive loss	-	-	-	(6,346)	-	(6,346)
Employee share options
Value of services recognized (note 10(c))	-	-	5,316	-	-	5,316
Proceeds on issuance of units in public offering (net of transaction costs) (note 10(b))	49,522	4,324	-	-	-	53,846
Balance - June 30, 2012	883,165	4,324	88,653	(80,110)	(411,408)	484,624

Balance - January 1, 2011	709,449	6,108	77,676	26,395	(353,911)	465,717
Comprehensive loss for the period	-	-	-	(29,956)	(21,392)	(51,348)
Net loss for the period	-	-	-	-	(21,392)	(21,392)
Other comprehensive loss	-	-	-	(29,956)	-	(29,956)
Employee share options
Value of services recognized (note 10(c))	-	-	4,965	-	-	4,965
Proceeds on issuing shares	4,206	-	(1,574)	-	-	2,632
Warrants
Proceeds on issuing shares	22,426	(3,793)	-	-	-	18,633
Proceeds on issuance of shares in public offering (net of transaction costs)	81,190	-	-	-	-	81,190
Other	163	-	-	-	-	163
Balance - June 30, 2011	817,434	2,315	81,067	(3,561)	(375,303)	521,952

The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
Expressed in thousands of Canadian dollars
	Three months ended		Six months ended
		June 30		June 30
	2012	2011	2012	2011
	$ '000	$ '000	$ '000	$ '000
Operating activities
Loss for the period	(21,990)	(1,051)	(39,760)	(21,392)
Items not involving cash
Production non-cash charges	1,022	797	1,848	967
Depletion	1,137	1,856	2,197	2,990
Depreciation	4,190	6,160	7,730	7,554
Exploration non-cash charges	10	32	30	91
Pre-development non-cash charges	250	(13)	519	375
Unrealized foreign exchange loss (gain)	3,296	(446)	193	(3,258)
Share based payments expense	1,757	1,574	2,776	3,015
Impairment of loan due from related party	1,377	–	4,000	–
(Profit) loss on derivative instruments - net	(8,108)	1,419	(7,610)	16,221
Share donation	–	163	–	163
Adjusted for
Interest expense	7,272	6,126	14,363	11,197
Interest income	(426)	(404)	(848)	(793)
Changes in non-cash operating working capital
Trade and other receivables	(2,674)	(2,362)	6,837	(578)
Other current assets	1,238	398	1,409	581
Inventories	(4,620)	830	(11,122)	(7,710)
Trade and other payables	19,836	8,676	21,570	4,850
Net cash generated from operating activities	3,567	23,755	4,132	14,273

Investing activities
Advance to related party	(1,096)	(1,468)	(1,727)	(1,468)
Purchase of property, plant and equipment	(32,635)	(56,657)	(61,452)	(93,191)
Interest income	103	152	210	322
Reclamation deposits	(628)	(99)	(770)	(460)
Net cash utilized by investing activities	(34,256)	(58,072)	(63,739)	(94,797)

Financing activities
Common shares and warrants issued for cash, net of issue costs	6,888	14,338	53,845	102,455
Proceeds on issuance of debt	10,029	–	19,986	68,810
Repayment of debt	(6,010)	(2,069)	(14,746)	(55,755)
Interest expense	(7,363)	(7,912)	(9,347)	(9,040)
Net cash generated from financing activities	3,544	4,357	49,738	106,470

(Decrease) increase in cash and cash equivalents	(27,145)	(29,960)	(9,869)	25,946
Cash and cash equivalents, beginning of period	43,548	68,018	25,749	12,855
Foreign exchange movement on cash and cash equivalents	252	713	775	(30)

Cash and cash equivalents, end of period	16,655	38,771	16,655	38,771

Refer note 11 of the notes to the consolidated financial statements for supplementary information to the cash flow statement.
The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

1.	General information

Great Basin Gold Ltd. is incorporated under the laws of the Province of British Columbia and its registered address is 1108-1030 West Georgia Street, Vancouver BC, Canada. Great Basin Gold Ltd., including its subsidiaries (“Great Basin” or “the Company”), is a mineral exploration and development company with two operating assets, both in the production build-up phase, the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Goldfields in South Africa. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

Operating results for the three and six month periods ended June 30, 2012 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2012. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

2.	Basis of preparation

The interim consolidated financial statements for the three and six months ended June 30, 2012 have been prepared in accordance with IAS34, Interim financial reporting. The condensed interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The working capital deficit at June 30, 2012, indicates an uncertainty which may cast substantial doubt about the company's ability to continue as a going concern. See note 13 which details the strategic alternatives being considered by management together with managements’ basis for continuing to adopt the going concern assumption as a basis for preparing the interim consolidated financial statements.

3.	Accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. Accordingly, they should be read in conjunction with the Company’s most recent annual financial statements. The policies applied in these condensed consolidated financial statements are based on IFRS issued and outstanding as of August 13, 2012, the date the Board of Directors approved the financial statements.

Accounting standards and amendments issued but not yet adopted

Refer to note 2 of the Company’s most recent annual financial statements for a comprehensive listing of revised standards and amendments which are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

4.	Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2011. In addition, see note 13 which details the strategic alternatives being considered by management together with managements' basis for continuing to adopt the going concern assumption as a basis for preparing the interim consolidated financial statements.

5.	Inventories

	June 30	December 31
	2012	2011
	$ ‘000	$ ‘000
Stores and materials	4,255	4,699
Unprocessed ore	2,688	2,437
Precious metals in process	31,692	20,556
	38,635	27,692
Non-current	7,603	7,998
Current	31,032	19,694
	38,635	27,692

Cost of operations recognized in the statement of income consists of direct and indirect mining costs, overhead costs, royalties, depreciation of mining equipment and depletion of mineral properties. The Company recognized cost of inventories of $35 million (2011: $38 million) and $67 million (2011: $54 million) as cost of operations expenses during the three and six months ended June 30, 2012 respectively.

Inventories including unprocessed ore and precious metals in process of $4.5 million are carried at net realizable value (2011: $nil).

Non-current inventories comprise of gold in lock-up in metallurgical plants which are expected to be realized upon plant clean-up or dismantling.

6.	Related party balances and transactions

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received.

Loan due from related party

	June 30	December 31
	2012	2011
	$’000	$’000
Balance, beginning of the period	3,784	13,372
Cash advances	1,727	4,506
Interest earned	638	1,000
Impairment provision	(4,000)	(13,680)
Foreign exchange	(6)	(1,414)
Balance, end of the period	2,143	3,784

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

6.	Related party balances and transactions (continued)

In 2007 the Company completed a series of transactions in order to achieve compliance with South Africa’s post-apartheid legislation designed to facilitate participation by historical disadvantages South Africans (“HDSAs”) in the mining industry. This legislation is reflected in the South African Mining Charter and required the Company to achieve a target of 26% ownership by HDSA in the Company’s South African projects by 2014. In order to comply with these requirements, Tranter Burnstone (Pty) Ltd (“Tranter”), an HDSA company, acquired 19,938,650 Great Basin treasury common shares for $38 million (ZAR260 million) which, because it involved indirect economic participation in both the Hollister and Burnstone projects, was deemed equivalent to a 26% interest in Burnstone. Tranter borrowed ZAR200 million ($27 million) from Investec Bank Ltd (“Investec”), a South African bank, to partly fund the purchase of the shares and the Company gave a loan guarantee in favour of Tranter limited of ZAR140 ($19 million) million. A loan of $16.9 million (ZAR 136 million) was advanced to Tranter under the guarantee agreement to enable Tranter to meet its payment obligation to Investec.

As a result of this loan the remaining guarantee available, as at June 30, 2012, is $0.5 million (ZAR4 million) (2011: $2.2 million (ZAR17 million)) (refer note 9).

Any advances to Tranter are due to be repaid in installments from 2014 to 2017, with interest accruing at the South African prime interest rate plus 2%. Security for any advances made includes a second charge against any shares of the Company held by Tranter (second to Investec).

The fair value of the security, based on the prolonged decline in the Company’s share price, was deemed inadequate and the Company raised a fair value impairment provision of $1.4 million (ZAR11.2 million) and $4 million (ZAR31.5 million) during the three and six months ended June 30, 2012 respectively. These are in addition to the $13.7 million (ZAR100 million) impairment provision raised against the loan to provide for its exposure to potential future repayment losses in quarter 4 of 2011.

7.	Property, plant and equipment

				Assets
	Mineral	Mine	Mine	under	Other
	properties	infrastructure	equipment	construction	assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Period ended June 30, 2012
At January 1, 2012	164,854	460,320	40,131	47,141	7,767	720,213
Additions	-	30,131	299	34,298	195	64,923
Transfers	-	3,190	2,204	(5,496)	102	-
Depletion and depreciation	(2,601)	(3,529)	(6,091)	-	(777)	(12,998)
Foreign exchange differences	(696)	(5,014)	(294)	(798)	(60)	(6,862)
At June 30, 2012	161,557	485,098	36,249	75,145	7,227	765,276
At June 30, 2012
Cost	184,757	499,142	66,435	75,145	12,174	837,653
Accumulated depreciation	(23,200)	(14,044)	(30,186)	-	(4,947)	(72,377)
Net book value	161,557	485,098	36,249	75,145	7,227	765,276

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

7.	Property, plant and equipment (continued)

				Assets
	Mineral	Mine	Mine	under	Other
	properties	infrastructure	equipment	construction	assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Year ended December 31, 2011
At January 1, 2011	182,992	23,064	44,399	435,255	9,664	695,374
Additions	85	389	11,443	138,151	898	150,966
Transfers	-	482,985	-	(482,985)	-	-
Depletion and depreciation	(5,354)	(9,103)	(9,634)	-	(1,508)	(25,599)
Foreign exchange differences	(12,869)	(37,015)	(6,077)	(43,280)	(1,287)	(100,528)
At December 31, 2011	164,854	460,320	40,131	47,141	7,767	720,213

At December 31, 2011
Cost	185,404	470,913	64,460	47,141	11,959	779,877
Accumulated depreciation	(20,550)	(10,593)	(24,329)	-	(4,192)	(59,664)
Net book value	164,854	460,320	40,131	47,141	7,767	720,213

Depletion of $2.3 million relating to stockpiled tons and ounces in process was capitalized to the value of the unprocessed ore and precious metals in process at June 30, 2012 (2011: $2.4 million) (refer note 5).

Mineral properties of $116.2 million consisting of the Hollister, Esmeralda and Burnstone properties and fixed assets of $603 million have been pledged as security for the term loans (refer note 8(a) and 8(b)).

Mining equipment includes leased assets with net book values as set out below. These assets are pledged as security for the related finance leases (refer note 8).

	June 30	December 31
	2012	2011
	$’000	$’000
Cost	1,121	5,451
Accumulated depreciation	(224)	(981)
Net book value	897	4,470

8.	Long term debt

Non-current portion of long term debt

	June 30	December 31
	2012	2011
	$ ‘000	$ ‘000
Convertible debentures	101,563	97,669
Finance lease liabilities	46	71
Term loan I (note 8(a))	135,901	125,879
Term loan II (note 8(b))	31,419	38,456
	268,929	262,075

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

8.	Long term debt (continued)

Current portion of long term debt

	June 30	December 31
	2012	2011
	$ ‘000	$ ‘000
Convertible debentures	843	843
Finance lease liabilities	519	2,902
Term loan I (note 8(a))	10,872	280
Term loan II (note 8(b))	11,987	16,346
	24,221	20,371

The continuity of long term debt is as follows:

	June 30	December 31
	2012	2011
	$ ‘000	$ ‘000
Balance, beginning of the period	282,446	209,578
New debt	19,986	135,321
New leases	-	1,989
Transaction cost	(260)	(6,525)
Repayment of debt and interest	(23,570)	(94,010)
Settlement loss on senior secured notes	-	8,817
Amortized transaction cost	881	1,231
Interest expense	13,220	25,476
Foreign exchange	447	569
Balance, end of the period	293,150	282,446

(a) Term loan I

In December 2011, the Company successfully negotiated the restructuring of Term loan I, thereby increasing the facility to $152.6 million (US$150 million) and extending repayment to 2016. $132 million (US$130 million) of the restructured facility was drawn down on December 15, 2011, with the remaining $20 million (US$20 million) drawn down during the six months ended June 30, 2012.

Term loan I has a maximum term of 5 years from the December 15, 2011 draw down and capital will be repaid in 16 quarterly consecutive installments, commencing on March 15, 2013. The interest rate for Term loan I is linked to the US$ London interbank offered rate (“US$ LIBOR”) at a premium of 4% above US$ LIBOR and is fixed on a quarterly basis. The floating rate on June 30, 2012 is 4.46785% (USD LIBOR of 0.46785% plus 4% premium).

The Burnstone Property, its assets and certain subsidiary guarantees serve as security for the facility (refer note 7).

Term loan I contains certain financial covenants, customary to facilities of this nature, and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio, a loan life cover ratio and available liquidity. As at June 30, 2012, the Company assessed and complied with all covenants.

Refer to note 9(a) for details of the hedge structure entered into under the Term loan I agreement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

8.	Long term debt (continued)

(b) Term loan II

Term loan II is being repaid in 14 remaining quarterly consecutive installments. The interest rate for Term loan II is linked to the US$ LIBOR at a premium of 3.75% above US$ LIBOR and is fixed on a quarterly basis. The floating rate on June 30, 2012 is 4.21785% (USD LIBOR of 0.46785% plus 3.75% premium).

The Hollister project and a surety signed by the Company serve as security for the loan (refer note 7).

Term loan II contains certain financial covenants customary to facilities of this nature and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio and a loan life cover ratio. As at June 30, 2012, the Company assessed and complied with all covenants.

Refer to note 9(b) for details of the hedge structure entered into under the Term loan II agreement.

9.	Other liabilities

Non-current portion of other liabilities

	June 30	December 31
	2012	2011
	$ ‘000	$ ‘000
Zero cost collar program I (note 9(a))	13,793	17,834
Zero cost collar program II (note 9(b))	9,658	13,363
	23,451	31,197

Current portion of other liabilities

	June 30	December 31
	2012	2011
	$ ‘000	$ ‘000
Financial guarantee	2,143	2,165
Zero cost collar program I (note 9(a))	512	666
Zero cost collar program II (note 9(b))	585	219
	3,240	3,050

The continuity of other liabilities is as follows:

	June 30	December 31
	2012	2011
	$ ‘000	$ ‘000
Balance, beginning of the period	34,247	12,697
ZCC fair value upon inception	-	43,212
ZCC fair value upon novation	-	(18,295)
ZCC marked-to-market adjustments	(7,556)	(3,814)
Foreign exchange	-	447
Balance, end of the period	26,691	34,247

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

9.	Other liabilities (continued)

(a) Zero cost collar program I

In connection with Term loan I (refer note 8(a)), the Company executed a zero cost collar hedge program for a total 165,474 gold ounces over a period of five years that commenced in January 2012.

The pricing and delivery dates of the put and call options are presented in note 9(d) below.

The marked-to-market movements until June 30, 2012 were calculated using an option pricing model with inputs based on the following assumptions:

	June 30	December 31
	2012	2011
Gold price (per ounce)	US$1,599	US$1,564
Risk free interest rate	0.31% - 0.96%	0.33% - 1.285%
Expected life	1 - 54 months	1 – 60 months
Gold price volatility	18.08% - 27.50%	20.35% - 32%

Gold delivery positions as at June 30, 2012:

	June 30	December 31
	2012	2011
Expired unexercised at no cost	7,776 ounces	Nil ounces
Delivered	Nil ounces	Nil ounces
Remaining positions	157,698 ounces	165,474 ounces

(b) Zero cost collar program II

In connection with Term loan II (refer note 8(b)), the Company executed a zero cost collar hedge program for a total 117,500 gold ounces over a period of four years that commenced in January 2012.

The marked-to-market movements until June 30, 2012 were calculated using an option pricing model with inputs based on the following assumptions:

	June 30	December 31
	2012	2011
Gold price (per ounce)	US$1,599	US$1,564
Risk free interest rate	0.31% - 0.79%	0.33% - 1.06%
Expected life	1 - 42 months	1 - 48 months
Gold price volatility	18.08% - 26.51%	20.35% - 30.76%

Gold delivery positions as at June 30, 2012:

	June 30	December 31
	2012	2011
Expired unexercised at no cost	5,250 ounces	Nil ounces
Delivered	Nil ounces	Nil ounces
Remaining positions	112,250 ounces	117,500 ounces

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

9.	Other liabilities (continued)

(c) Classification

The fair values of the derivative instruments as of June 30, 2012 are as follows:

		Asset	Liability	Net
		derivatives	derivatives	derivatives

		Estimated	Estimated	Estimated
Derivatives not designated as hedging instruments	Statement of financial position classification	fair value $’000	fair value $’000	fair value $’000
Commodity contracts (gold) – ZCC 1	Other liabilities	10,446	(24,239)	(13,793)
Commodity contracts (gold) – ZCC 2	Other liabilities	2,707	(12,365)	(9,658)
		13,153	(36,604)	(23,451)
Commodity contracts (gold) – ZCC 1	Current other liabilities	5	(517)	(512)
Commodity contracts (gold) – ZCC 2	Current other liabilities	28	(613)	(585)
		33	(1,130)	(1,097)

(d) Gold delivery positions

The Company’s gold delivery positions as at June 30, 2012 are as follows:

Put options

		2012	2013	2014	2015	2016	Total
	Strike price	AU oz	AU oz	AU oz	AU oz	AU oz	AU oz
ZCC – 1	$900	13,536	-	-	-	-	13,536
ZCC – 1	$950	-	28,506	-	-	-	28,506
ZCC – 1	$1,200	-	-	34,008	39,768	41,880	115,656
ZCC – 2	$1,050	5,250	36,000	36,000	35,000	-	112,250
		18,786	64,506	70,008	74,768	41,880	269,948

Call options

	Strike	2012	2013	2014	2015	2016	Total
	price	AU oz	AU oz	AU oz	AU oz	AU oz	AU oz
ZCC – 1	$1,890	6,768	14,253	17,004	19,884	20,940	78,849
ZCC – 1	$1,930	6,768	14,253	17,004	19,884	20,940	78,849
ZCC – 2	$1,930	5,250	36,000	36,000	35,000	-	112,250
		18,786	64,506	70,008	74,768	41,880	269,948

10.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

10.	Share capital (continued)

(b) Public offering, March and April 2012

The Company completed a public offering on March 30, 2012 whereby it issued 66,700,000 units (the “Units”) at a price of $0.75 per Unit. On April 5, 2012, the Company issued a further 10 million Units for proceeds of $7.5 million upon closing the offering’s overallotment. Each Unit consisted of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of the Company.

Each Warrant entitles the holder thereof to purchase one Common Share at a price of $0.90 until expiry on March 30, 2014.

On the date of issuance, the fair value of the 38,352,500 warrants was estimated at $0.12 per warrant. The valuation was performed by using an option pricing model.

The Company paid the underwriters a fee of $2.9 million and incurred other share issue costs of approximately $0.64 million. Net proceeds of $49.5 million and $4.3 million have been recorded as share capital and warrants respectively.

(c) Share option plan

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average	Number of options	average remaining life
	exercise price	(thousands)	(years)
Opening total at January 1	$ 1.97	17,958	2.22
Granted to employees	$ 0.95	12,490
Cancelled	$ 1.71	(20,270)
Replaced	$ 0.75	10,135
Expired	$ 1.82	(1,227)
Forfeited	$ 1.73	(2,309)
	$ 0.83	16,777	3.70

Directors, employees and certain consultants were allowed to cancel unexercised employee and non-employee stock options and receive new options equal to 50% of the cancelled options at an exercise price of $0.75 and vesting period of 24 months. The cancellation of these options was concluded on June 7, 2012.

The cancelled options were accounted for as cancellations in accordance with IFRS 2 where any carry forward cost not yet recognized was recognized immediately in the statement of operations. The new options issued were accounted for as modifications in accordance with IFRS 2, where the incremental value was recorded as additional cost measured by the difference between the fair value of the cancelled options calculated on the modification date and the value of the replacement options at the modification date. The amount is recognized over the vesting period of the replacement option. Any remaining compensation cost for as yet unvested cancelled options is also recognized over the new vesting period.

As at June 30, 2012, 1.2 million of the outstanding options were exercisable at an average exercise price of $1.87 per option and expiry dates ranging between March 26, 2013 and March 26, 2015.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

10.	Share capital (continued)

(c) Share option plan (continued)

On June 1, 2012, 677,766 out of plan options expired unexercised. These options were issued with the acquisition of mineral properties in 2008.

Costs previously recognized on options were, upon forfeiture, reversed through the current period’s consolidated statement of loss.

The exercise prices of all share purchase options granted during the three and six months ended June 30, 2012 and 2011 were at or above the market price at the grant date.

Using an option pricing model with the assumptions noted below, the estimated fair value of options granted to employees which have been included in the consolidated statement of loss for the three and six months ended June 30, 2012, is as follows:

	Three months ended June 30
	2012	2011
	$ ‘000	$ ‘000
Total compensation cost recognized, credited to contributed surplus	3,374	3,095
Compensation cost allocated to production cost	(1,617)	(1,521)
Share based payments expense	1,757	1,574

	Six months ended June 30
	2012	2011
	$ ‘000	$ ‘000
Total compensation cost recognized, credited to contributed surplus	5,316	4,965
Compensation cost allocated to production cost	(2,540)	(1,854)
Compensation cost capitalized on Burnstone mine development	-	(96)
Share based payments expense	2,776	3,015

The weighted-average assumptions used to estimate the fair value of options granted during the respective periods were as follows:

	Three months ended		Six months ended
		June 30		June 30
	2012	2011	2012	2011
Risk free interest rate	1.86%	3%	1.79%	2.68%
Expected life	3.9 years	5 years	3.6 years	3.6 years
Expected volatility	67%	74.2%	64.21%	81%
Expected dividends	Nil	Nil	Nil	Nil

11.	Additional cash flow information

Supplementary information
	Three months ended June 30
	2012	2011
	$’000	$’000

Income taxes paid	-	2

Non-cash investing activities:
Depreciation capitalized to property, plant and machinery (note 7)	1,806	1,569

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

11.	Additional cash flow information (continued)

Supplementary information (continued)
	Three months ended June 30
	2012	2011
	$’000	$’000
Non-cash financing activities:
Fair value of stock options transferred to share capital from contributed surplus on options exercised	-	762
Fair value of warrants transferred to share capital on warrants exercised	-	2,727

	Six months ended June 30
	2012	2011
	$’000	$’000

Income taxes paid	-	2

Non-cash investing activities:
Depreciation capitalized to property, plant and machinery (note 7)	3,463	2,318
Accrued interest capitalized to property, plant and machinery (note 7)	-	2,515
Share based compensation capitalized (refer note 10(c))	-	96

Non-cash financing activities:
Fair value of stock options transferred to share capital from contributed surplus on options exercised	-	1,574
Fair value of warrants transferred to share capital on warrants exercised	-	3,793

12.	Segment disclosure

The Company operates in reportable operating segments to deliver on its strategy to explore, develop and exploit mineral properties. Management has determined the operating segments based on the reports reviewed by the Company's Chief Operating Decision Maker ("CODM") that are used to make strategic decisions. The Company's CODM is its Chief Executive Officer.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

12.	Segment disclosure (continued)

Segment statement of income – three months ended June 2012

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000
Revenue	23,111	9,260	-	-	32,371
Cost of operations
Production cost	(16,542)	(13,623)	-	-	(30,165)
Depletion charge	(1,086)	(51)	-	-	(1,137)
Depreciation charge	(993)	(3,050)	-	-	(4,043)
Expenses
Exploration expenses	(2,226)	(71)	(308)	-	(2,605)
Pre-development expenses	(5,009)	-	-	-	(5,009)
Corporate and administrative cost	-	(22)	(34)	(1,410)	(1,466)
Environmental impact study	(362)	-	-	-	(362)
Foreign exchange gain (loss)	-	47	(4)	(3,375)	(3,332)
Salaries and compensation
Salaries and wages	-	-	-	(2,136)	(2,136)
Share based compensation	-	-	-	(1,757)	(1,757)
Loss from operating activities	(3,107)	(7,510)	(346)	(8,678)	(19,641)
Interest expense	(728)	(2,004)	-	(4,540)	(7,272)
Interest income	-	394	-	32	426
Net interest expense	(728)	(1,610)	-	(4,508)	(6,846)
Loss from operating activities after net interest	(3,835)	(9,120)	(346)	(13,186)	(26,487)
Impairment of loan due from related party	-	-	-	(1,377)	(1,377)
Profit on derivative instruments – net	2,452	5,656	-	-	8,108
Loss before income taxes	(1,383)	(3,464)	(346)	(14,563)	(19,756)
Income tax expense	(2,234)	-	-	-	(2,234)
Net loss for the period	(3,617)	(3,464)	(346)	(14,563)	(21,990)

1 Corporate entities

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

12.	Segment disclosure (continued)

Segment statement of income – three months ended June 2011

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000
Revenue	48,686	8,052	-	-	56,738
Cost of operations
Production cost	(20,839)	(8,433)	-	-	(29,272)
Depletion charge	(1,615)	(241)	-	-	(1,856)
Depreciation charge	(1,258)	(4,726)	-	-	(5,984)
Expenses
Exploration expenses	(3,063)	(83)	(297)	-	(3,443)
Pre-development expenses	(3,686)	-	-	-	(3,686)
Corporate and administrative cost	-	-	(255)	(1,915)	(2,170)
Environmental impact study	(488)	-	-	-	(488)
Foreign exchange (loss) gain	-	-	(6)	720	714
Salaries and compensation
Salaries and wages	-	-	-	(2,171)	(2,171)
Share based compensation	-	-	-	(1,574)	(1,574)
Profit (loss) from operating activities	17,737	(5,431)	(558)	(4,940)	6,808
Interest expense	(656)	(1,245)	-	(4,225)	(6,126)
Interest income	-	340	-	64	404
Net interest expense	(656)	(905)	-	(4,161)	(5,722)
Profit (loss) from operating activities after net interest	17,081	(6,336)	(558)	(9,101)	1,086
(Loss) profit on derivative instruments – net	(1,226)	(147)	-	-	(1,373)
Profit (loss) before income taxes	15,855	(6,483)	(558)	(9,101)	(287)
Income tax expense	(764)	-	-	-	(764)
Net profit (loss) for the period	15,091	(6,483)	(558)	(9,101)	(1,051)

1 Corporate entities

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

12.	Segment disclosure (continued)

Segment statement of income – six months ended June 2012

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000
Revenue	46,164	19,580	-	-	65,744
Cost of operations
Production cost	(29,584)	(27,652)	-	-	(57,236)
Depletion charge	(2,090)	(107)	-	-	(2,197)
Depreciation charge	(1,963)	(5,467)	-	-	(7,430)
Expenses
Exploration expenses	(3,891)	(189)	(639)	-	(4,719)
Pre-development expenses	(9,751)	-	-	-	(9,751)
Corporate and administrative cost	-	(46)	(58)	(2,942)	(3,046)
Environmental impact study	(882)	-	-	-	(882)
Foreign exchange gain (loss)	-	92	(5)	(510)	(423)
Salaries and compensation
Salaries and wages	-	-	-	(4,575)	(4,575)
Share based compensation	-	-	-	(2,776)	(2,776)
Loss from operating activities	(1,997)	(13,789)	(702)	(10,803)	(27,291)
Interest expense	(1,766)	(3,641)	-	(8,956)	(14,363)
Interest income	-	807	-	41	848
Net interest expense	(1,766)	(2,834)	-	(8,915)	(13,515)
Loss from operating activities after net interest	(3,763)	(16,623)	(702)	(19,718)	(40,806)
Impairment of loan due from related party	-	-	-	(4,000)	(4,000)
Profit on derivative instruments – net	3,313	4,297	-	-	7,610
Loss before income taxes	(450)	(12,326)	(702)	(23,718)	(37,196)
Income tax expense	(2,564)	-	-	-	(2,564)
Net loss for the period	(3,014)	(12,326)	(702)	(23,718)	(39,760)

1 Corporate entities

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

12.	Segment disclosure (continued)

Segment statement of income – six months ending June 2011

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000
Revenue	71,195	11,886	-	-	83,081
Cost of operations
Production cost	(32,078)	(10,890)	-	-	(42,968)
Depletion charge	(2,720)	(270)	-	-	(2,990)
Depreciation charge	(1,986)	(5,212)	-	-	(7,198)
Expenses
Exploration expenses	(5,498)	(207)	(639)	-	(6,344)
Pre-development expenses	(7,425)	-	-	-	(7,425)
Corporate and administrative cost	-	-	(306)	(4,146)	(4,452)
Environmental impact study	(925)	-	-	-	(925)
Foreign exchange (loss) gain	-	-	(12)	3,189	3,177
Salaries and compensation
Salaries and wages	-	-	-	(4,510)	(4,510)
Share based compensation	-	-	-	(3,015)	(3,015)
Profit (loss) from operating activities	20,563	(4,693)	(957)	(8,482)	6,431
Interest expense	(812)	(2,515)	-	(7,870)	(11,197)
Interest income	-	708	-	85	793
Net interest expense	(812)	(1,807)	-	(7,785)	(10,404)
Profit (loss) from operating activities after net interest	19,751	(6,500)	(957)	(16,267)	(3,973)
(Loss) profit on derivative instruments – net	(9,677)	2,289	-	(8,817)	(16,205)
Profit (loss) before income taxes	10,074	(4,211)	(957)	(25,084)	(20,178)
Income tax expense	(1,214)	-	-	-	(1,214)
Net profit (loss) for the period	8,860	(4,211)	(957)	(25,084)	(21,392)

Refined precious metals were sold to RK Mine Finance Trust I (“RK Mine”) under the terms of an off-take agreement.

Statement of financial position

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
June 30, 2012	$’000	$’000	$’000	$’000	$’000

Total assets	178,640	647,762	45,198	16,436	888,036

Total liabilities	104,933	193,215	114	105,150	403,412

1 Corporate entities

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

12.	Segment disclosure (continued)

Statement of financial position (continued)

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
December 31, 2011	$’000	$’000	$’000	$’000	$’000

Total assets	180,682	613,772	45,392	10,464	850,310

Total liabilities	100,198	174,941	19	103,584	378,742

1 Corporate entities

Additions to non-current assets2

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000

June 30, 2012	3,494	61,343	-	86	64,923

December 31, 2011	7,353	143,641	(117)	89	150,966

1 Corporate entities
2 Additions to non-current assets exclude financial instruments and deferred tax assets

13.	Liquidity

The operational performance from the Nevada and South African operations resulted in a working capital deficit of approximately $23 million on June 30, 2012. The Board of Directors has recently initiated a review process to consider a range of strategic alternatives with a view to preserving and enhancing shareholder value in light of the continuing financial challenges. Strategic alternatives are likely to include, but are not limited to, the sale of all or a portion of the Company's assets, a merger or other business combination transaction involving a third party acquiring all of the Company, a capital raising, recapitalization, reorganization, or restructuring of the Company, as well as continued execution of the Company's existing business plan, or some combination of these alternatives. The Company is also working with its lenders to potentially restructure the current term loan facilities to improve the Company’s cash flow in the short to medium term.

In assessing whether the Company was a going concern management was cognizant of the near term liquidity challenges. However after assessing the carrying value of the principal assets management concluded that the realizable value of the Company’s aggregate assets continues to exceed aggregate liabilities by a significant margin. Given the residual shareholders’ equity in the business, management believes that a solution to the liquidity issue is more likely than not and hence has concluded in favour of going concern treatment.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2012 and 2011

14.	Subsequent events

Subsequent to June 30, 2012

(a) Related party transaction

Following negotiations between the Company, Tranter and Investec, a Term sheet was agreed to during late April 2012 setting out the mutually beneficial proposal whereby the Company provides Tranter with further financial assistance over a period of 18 months to enable them to meet their proposed restructured loan repayment obligations to Investec and thereby remove their current breach on the loan agreement. In terms of the proposal Investec will remove all cash margin requirements and also restructure the repayment in such a manner that the required assistance from the Company does not impact on its short term cash requirements. The parties are currently working on finalizing the legal agreements and obtaining the required approvals to enter into the binding legal agreements. Finalization of this restructured financial support is being delayed as a result of the strategic review process the Company has initiated.

Refer to note 6 for information on the loan advanced to Tranter.